March 13, 2019

James R. Mountain
Chief Financial Officer
Armour Residential REIT, Inc.
3001 Ocean Drive
Suite 201
Vero Beach, FL 32963

       Re: Armour Residential REIT, Inc.
           Form 10-K for the year ended December 31, 2018
           Filed February 14, 2019
           File No. 001-34766

Dear Mr. Mountain:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Item 6. Selected Financial Data, page 33

1. We note footnote (3) to your table. In future filings, please disclose how you derived
      TBA drop income. In addition, disclose how you determined that TBA drop income should be included in the average portfolio yield.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Jennifer Monick,
Assistant Chief Accountant, at 202-551-3295 with any questions.
 James R. Mountain
Armour Residential REIT, Inc.
March 13, 2019
Page 2

                                             Sincerely,
FirstName LastNameJames R. Mountain
                                             Division of Corporation Finance
Comapany NameArmour Residential REIT, Inc.
                                             Office of Real Estate and
March 13, 2019 Page 2                        Commodities
FirstName LastName